                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                              --------------------

                           UNITED ROAD SERVICES, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    911384105
                                 (CUSIP Number)

                                JILL A.G. ZELLMER
                              GE CAPITAL CFE, INC.
                               201 HIGH RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 316-7500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                  June 17, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       This document consists of 10 pages

----------------------------------------------------------------------------------------------------------
CUSIP No.  911384105
----------------------------------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GE CAPITAL CFE, INC. (formerly, CFE, INC.), a Delaware corporation
                  I.R.S. # 06-1471032


----------------------------------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                                             (b) [X]

----------------------------------------------------------------------------------------------------------
3.                SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
----------------------------------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
----------------------------------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware, USA

----------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER - 0
        EACH REPORTING PERSON WITH
------------------------------------------- --------------------------------------------------------------
                                            8.       SHARED VOTING POWER - 0

------------------------------------------- --------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER - 0

------------------------------------------- --------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER - 0

----------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0
----------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                                 [ ]
----------------------------------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

----------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
CUSIP No.  911384105
----------------------------------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation
                  I.R.S. # 13-1500700

----------------------------------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                                             (b) [X]

----------------------------------------------------------------------------------------------------------
3.                SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  NOT APPLICABLE

----------------------------------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
----------------------------------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware, USA

----------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER
        EACH REPORTING PERSON WITH                   DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            8.       SHARED VOTING POWER

------------------------------------------- --------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -
                                                     DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          BENEFICIAL OWNERSHIP OF ALL SHARES IS
                          DISCLAIMED BY GENERAL ELECTRIC CAPITAL
                          CORPORATION
----------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                                                 [ ]
----------------------------------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  NOT APPLICABLE (SEE 11 ABOVE)


----------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  CO
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
CUSIP No.  911384105
----------------------------------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  GENERAL ELECTRIC CAPITAL SERVICES, INC., a Delaware corporation
                  I.R.S. # 06-11095031
----------------------------------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                                             (b) [X]

----------------------------------------------------------------------------------------------------------
3.                SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  NOT APPLICABLE

----------------------------------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
----------------------------------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware, USA

----------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER
        EACH REPORTING PERSON WITH                   DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            8.       SHARED VOTING POWER

------------------------------------------- --------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -
                                                     DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          BENEFICIAL OWNERSHIP OF ALL SHARES IS
                          DISCLAIMED BY GENERAL ELECTRIC CAPITAL
                          SERVICES, INC.
----------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                [ ]
----------------------------------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  NOT APPLICABLE (SEE 11 ABOVE)


----------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  CO
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
CUSIP No.  911384105
----------------------------------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  GENERAL ELECTRIC COMPANY, a New York corporation
                  I.R.S. # 14-0089340

----------------------------------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                                             (b) [X]

----------------------------------------------------------------------------------------------------------
3.                SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  NOT APPLICABLE

----------------------------------------------------------------------------------------------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
----------------------------------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York, USA

----------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER
        EACH REPORTING PERSON WITH                   DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            8.       SHARED VOTING POWER

------------------------------------------- --------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -
                                                     DISCLAIMED (SEE 11 BELOW)
------------------------------------------- --------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          BENEFICIAL OWNERSHIP OF ALL SHARES IS
                          DISCLAIMED BY GENERAL ELECTRIC COMPANY
----------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                [ ]
----------------------------------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  NOT APPLICABLE (SEE 11 ABOVE)


----------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  CO
----------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 (this "Amendment") amends the Statement on Schedule 13D dated July 20, 2000 (the "Statement") and relates to United Road Services, Inc., a Delaware corporation (the "Company"). On May 14, 2003, the Company filed a Form 15 giving notice of termination of registration under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Act") and suspension of its duty to file reports under Sections 13 and 15(d) of the Act. This Amendment is filed as a consequence of that filing and the transactions reported in this Amendment.

The principal executive offices of the Company are located at 10701 Middlebelt Road, Romulus, Michigan 48174.


ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Amendment is being filed by the following persons:

          (i) GE Capital CFE, Inc. (formerly, CFE, Inc.), a Delaware corporation ("CFE");

          (ii) General Electric Capital Corporation, a Delaware corporation ("GE Capital");

          (iii) General Electric Capital Services, Inc., a Delaware corporation ("GECS"); and

          (iv) General Electric Company, a New York corporation ("GE").

         The filing of this Amendment shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment or the Statement except for the securities stated herein to be beneficially owned by such Reporting Person.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As previously reported, on July 20, 2000, CFE entered into a Stock Purchase Agreement dated as of July 20, 2000 with the Company pursuant to which CFE acquired 49,045.86 shares of Series A Preferred Stock for a purchase price of $40.778 per share. Cash payment for the shares of Series A Preferred Stock was made on July 21, 2000 out of the working capital of CFE. On June 17, 2003, CFE entered into an Exchange Agreement pursuant to which CFE surrendered all of its then owned shares of Series A Preferred Stock in exchange for 205.761 shares of Series B Preferred Stock (the "Exchange").


ITEM 4. PURPOSE OF TRANSACTION.

CFE consummated the Exchange in connection with a restructuring of the Company. The other Preferred Stock transactions that were consummated at the same time as part of the Company's restructuring are: (i) the exchange on June 17, 2003 by Blue Truck Acquisition, LLC, a Delaware limited liability company ("Blue Truck"), and an affiliate of KPS Special Situations Fund, L.P., a Delaware limited partnership ("KPS Special Situations Fund"), of 613,073.27 shares of Series A Preferred Stock plus accumulated dividends thereon for 2,572.017 shares of Series B Preferred Stock and (ii) the exchange on June 17, 2003 by Charter URS LLC, a Delaware limited liability company ("Charter URS LLC"), of all of the 8% Convertible

Subordinated Debentures due 2008 issued by the Company to Charter URS LLC for 25,000 shares of Series C Preferred Stock.

This Amendment is being filed to reflect the exchange by CFE of its Series A Preferred Stock for Series B Preferred Stock. Such Series B Preferred Stock is not currently convertible into a class of equity securities of the Company issued pursuant to Section 12 of the Act.


ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

On June 17, 2003, CFE exchanged 49,045,86 shares of Series A Preferred Stock plus accumulated dividends thereon for 205.961 shares of Series B Preferred Stock. Such Series B Preferred Stock is not currently convertible into a class of equity securities of the Company registered pursuant to Section 12 of the Act.

Based on the foregoing information, CFE owns 0% of the issued and outstanding shares of Common Stock of the Company.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE COMPANY.

On June 17, 2003, CFE, the Company and the other parties thereto each agreed to terminate the Stock Purchase Agreement, the Investor's Agreement, and the Registration Rights Agreement (as each term is defined in the Statement), and each such agreement is of no further force and effect. On June 17, 2003, CFE and Blue Truck agreed to terminate the Letter Agreement dated June 20, 2000, and such agreement is of no further force and effect.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following are filed as Exhibits to this Amendment No. 3 to
Schedule 13D:

         Exhibit 25: Joint Filing Agreement by and among GE, GECS, GE Capital and CFE (incorporated by reference to Exhibit 6 of the Schedule 13D dated July 20, 2000 filed by
                           CFE)

         Exhibit 26: Power of Attorney Executed by General Electric Company (incorporated by reference to Exhibit 23 of Amendment No. 2 to Schedule 13D dated February 27,
                           2003)

         Exhibit 27: Power of Attorney Executed by General Electric Capital Services, Inc. (incorporated by reference to
                           Exhibit 24 of Amendment No. 2 to Schedule 13D dated February 27, 2003)

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 2003                      GE CAPITAL CFE, INC. (formerly, CFE, Inc.),
                                   a Delaware corporation


                                   By:      /s/ James C. Ungari
                                         -----------------------------
                                         Name:  James C. Ungari
                                         Title: Vice-President


                                   GENERAL ELECTRIC CAPITAL
                                   CORPORATION,
                                   a Delaware corporation


                                   By:      /s/ James C. Ungari
                                         -----------------------------
                                         Name:  James C. Ungari
                                         Title: Vice-President


                                   GENERAL ELECTRIC CAPITAL
                                   SERVICES, INC.,
                                   a Delaware corporation


                                   By:      /s/ Barbara A. Lane
                                         -----------------------------
                                         Name:  Barbara A. Lane
                                         Title: Attorney-In-Fact


                                   GENERAL ELECTRIC COMPANY,
                                   a New York corporation


                                   By:      /s/ Barbara A. Lane
                                         -----------------------------
                                         Name:  Barbara A. Lane
                                         Title: Attorney-In-Fact

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.                         Description
-----------                         -----------

25: Joint Filing Agreement by and among GE, GECS, GE Capital and CFE (incorporated by reference to Exhibit 6 of the Schedule 13D dated July 20, 2000 filed by CFE, Inc.)

26: Power of Attorney Executed by General Electric Company (incorporated by reference to Exhibit 23 of Amendment No. 2 to
               Schedule 13D dated February 27, 2003)

27: Power of Attorney Executed by General Electric Capital Services, Inc. (incorporated by reference to Exhibit 24 of Amendment No. 2 to Schedule 13D dated February 27, 2003)